UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

October 1, 2007

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

8F-1, No. 36, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

On April 26, 2007, Silicon Motion Technology Corporation (“Silicon Motion”) completed its acquisition of Future Communications IC, Inc. (“FCI”), a leading designer of radio frequency integrated circuits for mobile television and wireless communications based in Seoul, South Korea. Included as exhibits to this report are audited financial statements of FCI for the years ended December 31, 2005 and 2006 and certain unaudited pro forma combined financial information of Silicon Motion as of and for the year ended December 31, 2006 which give effect to the acquisition as if it had been completed on January 1, 2006. The financial statements and pro forma combined financial information provided in this report should be read in conjunction with Silicon Motion’s audited financial statements contained in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2007.

Exhibits

Exhibit 99.1	Audited Financial Statements of Future Communications IC, Inc. for the years ended December 31, 2005 and 2006.

Exhibit 99.2	Pro Forma Condensed Consolidated Balance Sheet and Statement of Income of Silicon Motion Technology Corporation as of and for the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: October 1, 2007	By:	/s/ Riyadh Lai
	Name:	Riyadh Lai
	Title:	Chief Financial Officer